December 15, 2010

Jennifer Fugarlo

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Fero Industries, Inc.

Item 4.02 Form 8-K

Filed:  December 13, 2010

File No.:  000-53337

Dear Ms. Fugarlo:

Fero Industries, Inc.. (the “Company”), a Colorado corporation, has received and reviewed your letter of December 14, 2010, pertaining to the Company’s Item 4.02 Form 8-K (the “Form 8-K”) as filed with the Securities & Exchange Commission (the “Commission”) on December 13, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 14, 2010.

1.

We note in the amended Form 10-Ks filed on December 13, 2010 that management concluded that disclosure controls and procedures and internal control over financial reporting were effective. Please tell us how you considered the effect of the restatement on management’s conclusions regarding the effectiveness of disclosure controls and procedures and additionally, internal control over financial reporting. See Items 307 and 308 on Regulation S-K.

RESPONSE:  Please note that the Form 10-Ks filed on December 13, 2010 are duplicate copies of the same Form 10-K/A for the year ended June 30, 2010. On the first attempt to file the document, the EDGAR version included certain formatting code and/or other information that was not part of the actual 10-K, so a second version was filed correcting this.

We have revised the Form 10-K filing to include disclosure indicating that internal controls over financial reporting were not effective for the period presented.

A copy of this letter, and all related documents have been filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Kyle Schlosser

Endnotes

254-16 Midlake Boulevard SE, Calgary Alberta, Canada T2X 2X7